                                              FILING PURSUANT TO RULE 425 OF THE
                                              SECURITIES ACT OF 1933 AND RULE
                                              14(a)-12 OF THE SECURITIES
                                              EXCHANGE ACT OF 1934
                                              FILER: EXCALIBUR TECHNOLOGIES
                                              CORPORATION
                                              SUBJECT COMPANY: EXCALIBUR
                                              TECHNOLOGIES CORPORATION
                                              NO. 0-9747

The following is a press release, dated November 20, 2000, concerning the Third Quarter Financial Results of Excalibur Technologies Corporation.



         INVESTOR RELATIONS CONTACT:
         Dan Agan
         Excalibur Technologies
         (703) 761-3700
         dagan@excalib.com


              EXCALIBUR TECHNOLOGIES THIRD QUARTER REVENUES UP 47%
                                 OVER PRIOR YEAR

           RESULTS REFLECT CONTINUED GROWTH ACROSS BUSINESS SEGMENTS,
                       GROWING INTERNATIONAL DISTRIBUTION

VIENNA, VA, NOVEMBER 20, 2000 - Excalibur Technologies Corporation (NASDAQ:
EXCA), a leading provider of content management solutions for indexing and retrieving text, video and images on the Internet and intranets, today reported financial results for its third fiscal quarter ended October 31, 2000.

Total revenue for the third quarter was $12.3 million, an increase of 47% over total revenue of $8.4 million reported for the same quarter last fiscal year. For the quarter, the Company recorded a net loss of $0.4 million, or $0.02 per common share, compared to a net loss of $1.0 million, or $0.07 per common share in the third fiscal quarter last year.

For the nine months ended October 31, 2000, total revenue was $33.1 million, an increase of 31% over total revenue of $25.2 million reported for the same period last fiscal year. For the nine months, the Company recorded a net loss of $2.0 million, or $0.14 per common share, compared to a net loss of $3.0 million, or $0.21 per common share, in the same period last fiscal year.

THIRD QUARTER HIGHLIGHTS
Excalibur software product sales increased 51% over the same quarter last year, primarily due to the growth of both RetrievalWare(R) and Screening Room(R). Excalibur added over 30 direct customers and generated additional revenue from 20 existing customers during the quarter, bringing its total direct customer base to over 650.

EXCALIBUR RETRIEVALWARE(R)
Excalibur RetrievalWare continued making advancements not only in Internet and e-business accounts, but also in its traditionally strong Intranet portal, government and OEM business lines. Agreements were signed with BG Technology, British Gas International, e-Staffs.com, Eutelsat, IXOS Software, Johns Hopkins University, Mastercard International, Peugeot, Symantec Corp. and Zeneca Agrochemicals in the corporate portals and online segments, and the Federal Bureau of Investigation, the Internal Revenue Service, the National Institute of Allergy and Infectious Diseases, and the Securities and Exchange Commission in the government sector.

Excalibur also continued to enhance the functionality of its flagship RetrievalWare and WebExpress products. RetrievalWare(R) 6.8 and RetrievalWare WebExpress 2.1 feature a full complement of new multimedia content management capabilities and enhancements. These include a new toolkit specifically for Java Web developers, a new search interface for intranet users, added capabilities for indexing secure content, expanded language support, and support for the latest versions of the industry's leading operating systems, databases, document management and groupware systems.

EXCALIBUR SCREENING ROOM(R)
New agreements signed for Excalibur Screening Room during the quarter included Honeywell, KABC-TV, KGO-TV, Sandia National Labs, the University of North Texas and the U.S. Senate Office of Sergeant at Arms among others. KABC-TV and KGO-TV have integrated Screening Room into their production operations, enabling journalists and editors to create video news segments more quickly and effectively, while Sandia National Laboratories is using the video content management solution for a Department of Energy Accident Response Group nuclear disaster training archive.

Excalibur also furthered its push into the video content management arena with the announcement of Screening Room(R) Capture, the industry's first XML-based video logger. The scaleable, standards-based video logger will be available as a stand-alone product or as part of Excalibur's award-winning Screening Room product for end-to-end capture, encoding, indexing, management and re-purposing of video content. By providing its customers, integrators and OEMs with such an open standards-based tool, Excalibur is making the management of video assets easier than we have ever believed possible.

GLOBAL DISTRIBUTION EXPANSION
During the third quarter Excalibur extended the global reach of its business through the addition of several developer and reseller partners in France, the Netherlands, the United Kingdom and the United States. For example, Screening Room will be available as part of the streaming media solutions offered by Chyron Internet Services, the first broadcast compliant company to provide turnkey streaming media technologies and management solutions for companies and learning institutions.

In addition, Excalibur expanded its current distribution agreement with OCS Software, a Madrid-based reseller and integrator, to capitalize on the rapidly growing Internet sector in Latin America. Under the agreement, OCS will offer Excalibur RetrievalWare and Screening Room products in Latin America through OCS' offices in Argentina, Brazil, Chile, Colombia, Mexico and Peru. The sale to OCS under this agreement represented more than 10% of the software product revenue for the quarter.

Today, Excalibur's products are sold worldwide through a network of partners and resellers in 27 countries, including Argentina, Australia, Austria, Belgium, Canada, the Czech Republic, Denmark, Egypt, France, Germany, Hong Kong, Israel, Italy, Japan, Korea, the Netherlands, Russia, Saudi Arabia, Scotland, Singapore, South Africa, Spain, Sweden, Switzerland, Tunisia, the United Kingdom and the United States. More than 400 indirect customers around the world are using Excalibur's advanced content management products to streamline operations.

Among Excalibur's network of international resellers are Arco Information (Belgium), BancTec (Netherlands), Compaq Computer Corp. (Israel), Digital Equipment (UK), DTI (Switzerland), ExTRA BYTES (Canada), Knowledge Focus (South Africa), Imagen Digitalizada S.A. (Argentina), INCAD (Czech Republic), KDN (Korea), LANWorks (Singapore), MetaVest (Russia), SAIC (US) and Sony Marketing (Japan).

ABOUT EXCALIBUR TECHNOLOGIES CORPORATION
Founded in 1980, Excalibur Technologies Corporation (Nasdaq: EXCA) is a recognized leader in high-performance, search-powered, multimedia content management solutions for intelligently capturing, indexing, managing, accessing and utilizing valuable digital content -- including text, images and video. Excalibur works with Global 2000 corporations, software developers, application service providers and government agencies to power Intranet and Internet solutions, corporate portals and eCommerce sites.

Excalibur customers and partners include ABC News, BG Technology, British Telecom, CareerBuilder.com, chicagotribune.com, CSC, DataChannel, Digital Island, Discovery Communications, Encyclopedia Britannica, Exodus, latimes.com, Loudeye, Microsoft, NCR, Nortel Networks, Parametric Technologies, QXL.com, Raytheon, RealNetworks, Reuters, Sony, Sun Microsystems, UCLA, United Airlines, Warner Bros. Online and The World Bank.

On May 1, 2000, Excalibur and Intel announced an agreement to combine Excalibur's entire business operations with the three Internet business units that make up Intel's Interactive Media Services division to form a new company called Convera Corporation. The transaction is subject to customary closing conditions, including regulatory review and shareholder approval, and is expected to close in the fourth calendar quarter of 2000. Convera's plans focus on empowering content owners to extract optimum value from high-worth digital content over IP networks through advanced, multimedia content management technologies, products and services.

This release contains comments about our future expectations, performance, plans and prospects which might constitute forward-looking statements within the meaning of the Private Securities Litigation Act of 1995. Actual results may differ materially from our expectations as the result of various important factors including, but not limited to, the success of our relationships with strategic partners, Excalibur's ability to continue to develop competitive products and make timely product releases, effects of competition, and the rapidly changing marketplace. These and other risks relating to Excalibur's business and product development efforts are set forth in the

Company's respective Form 10-K and Form 10-Qs as filed with the Securities and Exchange Commission.

Contact Excalibur in North America at 800-788-7758 or 703-761-3700, in the United Kingdom at 44-1344-893-444, via e-mail at info@excalib.com or visit our web site at www.excalib.com.

                                      # # #

The Excalibur logo and the following are worldwide registered trademarks of Excalibur Technologies Corporation: Excalibur Technologies Corp.(R), RetrievalWare(R), Excalibur Visual RetrievalWare(R), EFS(R), and APRP(R). Excalibur Internet Spider(TM), Excalibur Video Analysis Engine(TM), Excalibur Screening Room(TM), The Excalibur Edge(TM) partners program, and their respective logos are trademarks of Excalibur Technologies Corporation. All other names or marks may be registered trademarks or trademarks of their respective owners.




THE CONDENSED, CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) FOR THE COMPANY APPEAR BELOW AND ARE PRESENTED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES. ALL AMOUNTS, EXCEPT PER SHARE AMOUNTS, ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS.

                                                         THREE MONTHS ENDED             NINE MONTHS ENDED
                                                             OCTOBER 31,                   OCTOBER 31,
                                                         2000           1999           2000           1999
                                                         ----           ----           ----           ----
REVENUES:
                Software                               $ 10,601       $  7,003       $ 28,106       $ 21,413
                Maintenance                               1,703          1,363          4,956          3,783
                                                       --------       --------       --------       --------
                                                         12,304          8,366         33,062         25,196

OPERATING EXPENSES:
                 Cost of  software revenues               2,404          1,229          5,238          3,510
                 Cost of maintenance revenues               345            542          1,079          1,618
                 Sales and marketing                      5,547          4,064         16,554         11,708
                 Research and product development         2,934          2,173          8,466          7,035
                 General and administrative               1,558          1,369          4,105          4,081
                                                       --------       --------       --------       --------
                                                         12,788          9,377         35,442         27,952

OPERATING LOSS                                             (484)        (1,011)        (2,380)        (2,756)

OTHER INCOME, NET                                           109             55            336            138
WRITE-OFF OF INVESTMENT IN AFFILIATE                         --             --             --           (430)
                                                       --------       --------       --------       --------

NET LOSS                                               $   (375)      $   (956)      $ (2,044)      $ (3,048)
                                                       ========       ========       ========       ========

BASIC AND DILUTED NET LOSS PER COMMON
SHARE                                                  $  (0.02)      $  (0.07)      $  (0.14)      $  (0.21)
                                                       ========       ========       ========       ========

WEIGHTED-AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING - BASIC AND DILUTED                   15,144         14,363         14,926         14,215

                                     (more)

THE CONDENSED, CONSOLIDATED BALANCE SHEETS (UNAUDITED) FOR THE COMPANY APPEAR BELOW AND ARE PRESENTED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES. ALL AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS.


                        ASSETS                       OCTOBER 31, 2000       JANUARY 31, 2000
                                                     ----------------       ----------------
CURRENT ASSETS
                Cash and cash equivalents              $     10,129           $     10,884
                Short term investments                          142                    178
                Accounts receivable, net                     17,434                 14,254
                Prepaid expenses and other                    4,309                  2,354
                                                       ------------           ------------
                        Total current assets                 32,014                 27,670

OTHER ASSETS, NET                                             3,087                  3,017
                                                       ------------           ------------

                        TOTAL                          $     35,101           $     30,687
                                                       ============           ============


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
                Accounts payable                       $      2,922           $      1,982
                Accrued expenses                              1,683                  2,474
                Deferred revenues                             5,076                  3,926
                                                       ------------           ------------
                        Total current liabilities             9,681                  8,382

SHAREHOLDERS' EQUITY                                         25,420                 22,305
                                                       ------------           ------------

                        TOTAL                          $     35,101           $     30,687
                                                       ============           ============

Excalibur and Intel filed a preliminary proxy statement/prospectus (and amendments thereto) and other relevant documents concerning the merger with the Securities and Exchange Commission (the "Commission"). For a description of the direct or indirect interests in the transactions concerning the solicitation, we refer you to this preliminary proxy statement/prospectus and the definitive proxy statement/prospectus which Excalibur and Intel plan to file with the Commission.

WE URGE INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents at the Commission's website at www.sec.gov. and upon oral or written request to Excalibur Technologies Corporation, 1921 Gallows Road, Suite 200, Vienna, Virginia 22182, Attention: Investor Relations (telephone number (703) 761-3700.

INVESTORS AND STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Intel, Excalibur and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Excalibur stockholders with respect to the transactions contemplated by the merger agreement. Information concerning the participants in the solicitation is set forth in the proxy statement/prospectus.

This document contains forward-looking statements, which are based upon current expectations or beliefs, as well as a number of assumptions about future events. The reader is cautioned not to put undue reliance on these forward-looking statements, as these statements are subject to numerous factors and uncertainties, including without limitation, business and economic conditions and growth, continued success in technological advances, costs related to the proposed merger, the inability to obtain governmental approval of the proposed merger, substantial delay in the expected closing of the merger and the risk that the business of the Interactive Media Services division of Intel and Excalibur's businesses will not be integrated successfully, any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, other factors that could cause actual results to differ materially are discussed in Intel's and Excalibur's most recent Form 10-Q and Form 10-K filings with the Commission.